Exhibit 2.2

EXECUTION COPY

REAL ESTATE PURCHASE AGREEMENT

First American Title Insurance Company Attn: Erin Graeber Bougie Vice President National Sales	Escrow No. ______________
Escrow Officer: ________________ Opening Date”: ________________ (“Escrow Holder”)

This Real Estate Purchase Agreement (the “Agreement”) is entered into between Northwest Pipe Company, an Oregon corporation, (“Seller”) and Almacenadora Afirme, S.A. de C.V., Organización Auxiliar del Crédito, Afirme Grupo Financiero, a Mexican corporation of variable capital (sociedad anónima de capital variable) (“Buyer”) on this 22nd day of December, 2017 (the “Effective Date”) subject to the following terms and conditions. The Seller and Buyer are collectively hereinafter referred to as the “Parties” and each individually as a “Party”.

Recitals

A. Seller and Buyer have entered that certain Asset Purchase Agreement (“Asset Purchase Agreement”), dated as of December 22, 2017, for the purchase of the Purchased Assets located at the Real Property used in the operation of the Business and assumed liabilities as further described thereunder. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Asset Purchase Agreement.

B. The Parties acknowledge that the purchase and sale of the Real Property is only a portion of the sale of the Purchased Assets and Seller’s agreement to sell the Real Property is conditioned on the Closing of the sale of the Purchased Assets and Assumed Liabilities as described in the Asset Purchase Agreement. In the event that the Closing of the sale of the Purchased Assets and Assumed Liabilities does not occur, the Parties acknowledge that this Agreement shall be null, void and of no effect.

ARTICLE 1. BASIC TERMS

1.1     Incorporation of Recitals: The terms and conditions of the Recitals and Representations in this Agreement and in the Asset Purchase Agreement with respect to the Real Property, and any exhibit attached to this Agreement and to the Asset Purchase Agreement with respect to the Real Property, shall be deemed to have been incorporated in this Agreement by this reference, with the same force and effect as if fully set forth in the body of this Agreement.

1.2     Allocation of Purchase Price: The portion of the Purchase Price allocated to the Real Property shall be SIX MILLION EIGHT HUNDRED TWENTY-FIVE THOUSAND AND EIGHTY U.S. DOLLARS AND 00/100 ($6,825,080.00) (“Allocated Amount”).

1.3     Closing Date: The Closing of the conveyance of the Real Property (“Closing for the Property”) shall occur simultaneously with the Closing under the Asset Purchase Agreement as further described in Section 5.1 below.

1.4     Sale of Property. Subject to the Closing of the sale of the Purchased Assets as described in the Asset Purchase Agreement and the terms and conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, for the Allocated Amount, the following property:

The real property described on Exhibit “A” attached hereto together with all buildings, improvements, and fixtures located thereon, all rights, privileges, and appurtenances pertaining to such property, including Seller’s right, title, and interest, if any, in any minerals, utilities, adjacent streets, alleys, strips, gores, and rights-of-way; Seller’s interest in all licenses and permits related to the such real property, if transferable; and Seller’s interest in all third party warranties or guaranties, if transferable, relating to such real property or any fixtures located thereon (collectively the “Real Property”).

1.5     Payment of Allocated Amount. The Allocated Amount shall be due and payable in full at Closing under the Asset Purchase Agreement.

1.6     Escrow Holder and Opening of Escrow. The parties have engaged First American Title Company (the “Title Company”) and Erin Graeber Bougie shall designate the appropriate escrow officer and office as the Escrow Holder in connection with the sale of the Real Property on the terms and conditions set forth in this Agreement. Escrow Holder shall open an escrow for this transaction (“Escrow”).

ARTICLE 2. TITLE AND SURVEY REVIEW

2.1     Title Commitment. Buyer has received a title commitment from the Title Company (“Title Commitment”) for the issuance of an Owner's Policy of Title Insurance in the amount of the Allocated Amount to the Buyer from the Title Company, together with legible copies of all documents constituting exceptions to Seller's title as reflected in the Title Commitment. Seller shall cause to be issued and delivered to Buyer, at Seller’s expense (except for the costs of any endorsements desired by Buyer and available from the Title Company (defined below), which extra costs shall be borne by Buyer), an ALTA standard coverage owner’s policy of title insurance dated as of the Closing Date respecting the Real Property (the “Title Policy”) and conforming to the following specifications:

A.	The form of the Title Policy will be in such owner’s form as may be available from the Title Company and reasonably acceptable to Buyer;

B.	The Title Policy will be issued by the Title Company;

C.	The insured will be Buyer (or assigns);

D.	The Title Policy will be in the amount of the Allocated Amount; and

E.	There will be no exceptions to coverage other than the Permitted Exceptions (as defined below).

Without limiting the generality of the foregoing provisions, the Title Policy shall not contain exceptions with respect to any of the following (except to the extent they become Permitted Exceptions):

A.	rights or claims of parties in possession;

B.	encroachments, overlaps, boundary line disputes or any other matters which would be disclosed by an accurate survey or inspection;

C.	easements or claims of easements not shown by the public records;

D.	any lien, or right to a lien, for services, labor or materials furnished (other than those caused by Buyer); or

E.	taxes or installments of assessments due and payable as of the Closing Date (except as prorated hereunder).

2.2     Survey. Buyer has completed an ALTA/ACSM Land Title Survey of the Real Property made by a Registered Professional Land Surveyor (“Survey”). The Buyer’s Survey indicates the following: (i) identify the Real Property by metes and bounds or platted lot description; (ii) show that the Survey was made and staked on the ground with corners permanently marked; (iii) set forth the dimensions and total area of the Real Property; (iv) show the location of all improvements, highways, streets, roads, railroads, rivers, creeks, or other waterways, fences, easements, and rights of way on the Real Property with all easements, title exception matters shown in the Title Commitment, and rights of way referenced to their recording information; (v) show any discrepancies or conflicts in boundaries, any visible encroachments, and any portion of the Real Property lying within the 100 year flood plain, in a special flood hazard area (an “A” or “V zone as shown on the current Federal Emergency Management Agency (FEMA) flood insurance rate map) and within any wetlands; (vi) incorporate Schedule B Title Commitment and indicate whether the Schedule B Exceptions affect the Real Property; and (vii) contain the surveyor's certificate that the survey is true and correct addressed to the title company, the Buyer and Buyer’s lender.

2.3     Buyer’s Objections to Commitment and Survey. Buyer has completed its review of the Title Commitment and Survey. “Permitted Exceptions” are deemed to be (i) the items referenced in Section 2.4 of this Agreement and (ii) any items to which Buyer did not object to prior to the Effective Date.

2.4     Additional Permitted Exceptions. Notwithstanding anything to the contrary contained in this Agreement, Buyer acknowledges that the condition of title to the Real Property is subject to and the definition of Permitted Exceptions expressly includes the following conditions of title:

A.	a lien imposed to secure payment of general and special real property taxes and assessments due or payable but unpaid, except as provided in Article 6;

B.	the lien of supplemental taxes assessed for periods following the Closing Date;

C.	all matters affecting the condition of title created by or with the written consent of Buyer; and

D.

all applicable laws, ordinances, rules and governmental regulations (including, without implied limitation, those relative to building, zoning and land use) affecting the development, use, occupancy or enjoyment of the Real Property.

ARTICLE 3. DUE DILIGENCE AND INSPECTIONS

3.1     Right of Entry and Inspection. Buyer has completed Buyer’s Review of Real Property (as defined below) to determine the condition of the Real Property and its suitability for Buyer’s intended use, including, without limitation, the physical condition of the Real Property and the availability of all licenses, variances and the like necessary for Buyer’s intended use of the Real Property. Buyer was permitted to make such feasibility studies, inspections, surveys and tests at Buyer’s sole cost and expense as Buyer deemed appropriate and were commercially reasonable considering the nature and intended use of the Real Property, including, without implied limitation, related to zoning, permitting, land use approvals, geotechnical, environmental site assessments, all appropriate inquiries in order to obtain bona fide prospective purchaser status and to determine Buyer's qualification for any other available environmental protections or defenses, and other due diligence to determine the suitability of the Real Property for the Buyer's intended use, including, without implied limitation, engineering and soils tests at locations permitted by Seller, hazardous waste analysis, geological and/or engineering studies and land use or related studies (collectively, “Buyer’s Review of the Property”). If the Closing for the Real Property does not occur, Buyer shall repair all damage caused by Buyer and its agents, contractors and/or subcontractors, and/or the contractors and subcontractors of such agents to the Real Property after any and all tests and/or inspections. Buyer hereby indemnifies, protects, defends (with counsel chosen by Seller) and holds Seller and the Real Property free and harmless from and against any and all costs, losses, liabilities, damages, lawsuits, judgments, actions, proceedings, penalties, demands, reasonable attorneys’ fees, mechanic’s liens, or expenses of any kind or nature whatsoever, arising out of or resulting from (i) any entry and/or activities upon the Real Property by Buyer and its agents in the course of Buyer’s Review of the Real Property, contractors and/or subcontractors, and/or the contractors and subcontractors of such agents, or (ii) from the enforcement of this agreement of indemnity.

Buyer and its agents, contractors and subcontractors shall keep all information about the Real Property or adjacent real property of Seller that is obtained by entry onto the Real Property or performance of activities within the Real Property confidential in accordance with this section, except to the extent such information is already available to the public. Further, neither Buyer nor any of its agents, contractors and subcontractors shall report any such confidential information to any governmental authority except as required by applicable state or federal environmental reporting laws or regulatory law and, even in such instance, Buyer shall give prior written notice of any required reporting to Seller as promptly as possible upon any discovery of such information and provide Seller a reasonable opportunity to make such reporting first.

3.2     Insurance and Indemnity. Buyer acknowledges that prior to entry upon the Real Property by Buyer or its agents, contractors, subcontractors or employees, Buyer delivered to Seller an original endorsement to Buyer’s commercial general liability insurance policy, which evidences that Buyer is carrying a commercial general liability insurance policy with a financially responsible insurance company acceptable to Seller, covering (i) the activities of Buyer, and Buyer’s agents, contractors, subcontractors and employees on or upon the Real Property, and (ii) Buyer’s indemnity obligation contained in this Section 3. Such endorsement to such insurance policy evidenced that such insurance policy has a per occurrence limit of at least Three Million and no/100 Dollars ($3,000,000) and an aggregate limit of at least Five Million and no/100 Dollars ($5,000,000) and named Seller as an additional insured, are primary and noncontributing with any other insurance available to Seller and contain a full waiver of subrogation clause.

3.3     Documents. Buyer shall keep all information contained in all property information and other documents delivered to Buyer (its agents, representatives or designees) (collectively, “Property Documents”) confidential in accordance with the terms of the Confidentiality Agreement and the Inspection Agreement dated November 15, 2017 between Tex-Tube Company and the Seller, and Buyer agrees that each such agreement shall be enforceable against Buyer to the same extent as if Buyer were a signatory to such agreement. If this Agreement is terminated for any reason, Buyer shall promptly deliver to Seller all Property Documents provided by Seller or Seller’s agents, representatives or employees pursuant to this Agreement, together with a copy (at no cost to Seller) of all engineering reports, environmental studies, and other studies and reports obtained by Buyer with respect to the Real Property. Seller does not represent, warrant or certify the accuracy, adequacy or completeness of the Real Property Documents. Buyer shall not be liable to Seller for the accuracy or inaccuracy of any such studies or reports obtained by Buyer or for any effect that any information contained in such studies or reports has or could have on the value of the Real Property. This Section 3.3 shall expressly survive the termination of this Agreement.

3.4     Seller is selling the Real Property to Buyer under this Agreement in the Real Property’s present state and condition, and as of the Closing for the Real Property, Buyer agrees to accept the Real Property in its existing condition with all faults. In consideration of Seller entering into this Agreement and as an inducement to Seller to sell the Real Property to Buyer, Buyer acknowledges and agrees (i) that, except as specifically set forth in this Agreement and in the Asset Purchase Agreement, Seller has made absolutely no representations or warranties, express or implied, of any kind or type regarding the Real Property, the nature or condition of or title to the Real Property or its improvements, any restrictions related to the development of the Real Property, the applicability of any governmental requirements pertaining to the Real Property or the suitability of the Real Property for any purpose whatsoever, including, without limitation, its past use, or its suitability or fitness for Buyer’s intended use thereof, development expenses, building costs, zoning, assessment districts, encumbrances to title, topography, soil condition, surveys, environmental impact reports, hazardous materials reports and permit fees, and (ii) that Buyer is purchasing the Real Property on an “AS-IS” basis. Buyer is not offering to purchase the Real Property based on any representation by Seller or Seller’s agent, except as specifically set forth in this Agreement and in the Asset Purchase Agreement. Buyer hereby acknowledges that, except as specifically set forth in this Agreement and in the Asset Purchase Agreement, the purchase of the Real Property is without warranties of any kind from Seller, expressed or implied, as to the condition of the Real Property or its improvements, if any, including, without limitation, soils, the environmental condition of the Real Property, access to the Real Property or to utilities, access to utilities, locations, size or specifications of utility vaults, landscaping, or any other improvement or component of the Real Property. Except as specifically set forth in this Agreement and in the Asset Purchase Agreement, Seller does not warrant that the Real Property conforms to any laws, regulations, or ordinances, including, without implied limitation, zoning or building.

3.5     “AS-IS” Buyer acknowledges, by its initials as set forth below, that Buyer is acquiring the Real Property “AS-IS” and without any warranty of Seller, express or implied, as to the nature or condition of or title to the Real Property or its fitness for Buyer’s intended use of same. Buyer is, or as of the Closing for the Real Property shall be, familiar with the Real Property. Except as provided herein and in the Asset Purchase Agreement, Buyer is relying solely upon, and as of the Closing for the Real Property shall have conducted, Buyer’s own, independent inspection, investigation and analysis of the Real Property as Buyer deems necessary or appropriate in so acquiring the Real Property from Seller (including, without limitation, any and all matters concerning the condition, use, sale, development or suitability for development of the Real Property). Buyer is not relying in any way upon any representations, statements, agreements, warranties, studies, plans, reports, descriptions, guidelines or other information or material furnished by Seller or Seller’s representatives, whether oral or written, express or implied, of any nature whatsoever regarding any of the foregoing matters, except for such representations and warranties as are specifically set forth in this Agreement or the Asset Purchase Agreement.

BUYER ACKNOWLEDGES THAT BUYER HAS HAD THE OPPORTUNITY TO INDEPENDENTLY AND PERSONALLY INSPECT THE REAL PROPERTY AND IMPROVEMENTS, IF ANY, AND THAT BUYER HAS ENTERED INTO THIS AGREEMENT BASED UPON BUYER’S PRIOR INSPECTION. BUYER AGREES THAT BUYER WILL ACCEPT THE REAL PROPERTY, IN ITS THEN CONDITION AS-IS AND WITH ALL ITS FAULTS. BUYER ACKNOWLEDGES AND AGREES THAT, HAVING BEEN GIVEN THE OPPORTUNITY TO INSPECT THE REAL PROPERTY AND REVIEW INFORMATION AND DOCUMENTATION AFFECTING THE REAL PROPERTY, BUYER IS RELYING SOLELY ON ITS OWN INVESTIGATION OF THE REAL PROPERTY AND REVIEW OF SUCH INFORMATION AND DOCUMENTATION, AND NOT ON ANY INFORMATION PROVIDED OR TO BE PROVIDED BY SELLER. THE PROVISIONS OF THIS SECTION 3.5 SHALL SURVIVE INDEFINITELY THE SALE OF THE REAL PROPERTY, ANY CLOSING OR TERMINATION OF THIS AGREEMENT AND SHALL NOT BE MERGED INTO THE DEED OR ANY OTHER DOCUMENTS, EXECUTED OR DELIVERED AT CLOSING.

________________________

Buyer’s Initials

ARTICLE 4. RISK OF LOSS

Risk of loss up to the effective time of the Closing on the Closing Date shall be borne by Seller. In the event of any Material Damage (as defined below) to or destruction of the Real Property or any portion thereof as the result of fire, storm or other casualty, Seller shall promptly provide Buyer with notice that such damage or destruction has occurred. In the event such Material Damage occurs prior to the Closing for the Real Property, then Buyer may elect to terminate this Agreement effective upon written notice to the other party or proceed elect to accept the insurance proceeds in which event Seller shall, at the closing, assign to Buyer its entire right, title and interest in and to any condemnation award “Material Damage” and “Materially Damaged” means damage (x) reasonably exceeding ten percent (10%) of the Allocated Amount to repair, or (y) which, in Seller’s reasonable estimation, will take longer than ninety (90) days to repair.

ARTICLE 5. CLOSING

5.1     Closing for the Property. The consummation of the transaction contemplated herein for the Real Property shall be concluded through the electronic transfer of documents and each party may rely on each document sent electronically as an original. Each party agrees to provide signed originals of such documents to the other parties hereto, as applicable, as soon as reasonably possible following the Closing. The Closing shall occur on the second Business Day after all of the conditions to Closing set forth in Article VII of the Asset Purchase Agreement are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date”. The Closing shall be effective as of 12:01 AM, Pacific Standard Time, on the Closing Date. Unless otherwise agreed, Closing for the Property shall occur through an escrow with the Title Company. Upon (i) the Closing of the sale of the Purchased Assets as described in the Asset Purchase Agreement and (ii) satisfaction or completion of all closing conditions and deliveries as set forth herein, the parties shall direct the Title Company to immediately record and deliver the closing documents to the appropriate parties and make disbursements according to the closing statements executed by Seller and Buyer. Provided such supplemental escrow instructions are not in conflict with this Agreement as it may be amended in writing from time to time, Seller and Buyer agree to execute such supplemental escrow instructions as may be appropriate to enable Title Company to comply with the terms of this Agreement.

5.2     Closing Costs.

A.	Seller’s Expenses. Seller will pay for the following at or before closing:

(a)	The basic premium for the standard owner’s policy of title insurance;

(b)	releases of existing liens, including prepayment penalties and release recording fees;

(c)	release of Seller’s loan liability, if applicable;

(d)	tax statements or certificates;

(e)	preparation of Special Warranty Deed and bill of sale;

(f)	one-half of any escrow fee;

(g)	costs to record any documents to cure title objections that Seller has agreed to cure; and

(h)	other expenses that Seller is obligated to pay under other provisions of this Agreement.

B.	Buyer’s Expenses. Buyer will pay for the following at or before closing:

(a)

all loan expenses (for example, application fees, origination fees, discount fees, buy-down fees, commitment fees, appraisal fees, assumption fees, recording fees, tax service fees, mortgagee title policy expenses, credit report fees, document preparation fees, interest expense that Buyer’s lender requires Buyer to pay at closing, loan related inspection fees, amortization schedule fees, courier fees, underwriting fees, wire transfer fees, and other fees required by Buyer’s lender), if applicable;

(b)

Buyer shall pay (i) the additional premium for extended coverage in excess of the basic premium for the standard owner’s policy of title insurance, and (ii) any endorsements requested by Buyer, including, without limitation, premiums for any survey exception endorsement and all other title policy endorsements, if such extended coverage or endorsements are requested by Buyer or its lender.

(c)	preparation fees of any deed of trust, if any;

(d)	recording fees for the deed and any mortgage, if any;

(e)	premiums for flood and hazard insurance as may be required by Buyer’s lender;

(f)	one-half of any escrow fee; and

(g)	other expenses that Buyer is obligated to pay under other provisions of this Agreement.

5.3     Seller’s Deliveries at Closing for the Property. By Closing Date, Seller shall deliver in escrow to the Title Company the following:

(a)

A Special Warranty Deed in form attached hereto as Exhibit “B”, executed and acknowledged by Seller, conveying to Buyer fee simple title to the Real Property and Improvements, subject only to the Permitted Exceptions (the “Deed”);

(b)	State Law Disclosures. Such disclosures and reports as are required by applicable state and local law, if any, in connection with the conveyance of real property;

(c)	FIRPTA. An affidavit executed by Seller confirming that Seller is not a foreign “person” within the meaning of the Foreign Investment in Property Tax Act;

(d)

Authority. If required by Buyer or Buyer’s Title Company, evidence of the existence, organization and authority of Seller and of the authority of the persons executing documents on behalf of Seller reasonably satisfactory to the Title Company and the Title Company (only applicable is Seller is an entity);

(e)	All access keys and codes for doors, gates and other lockable access points located at the Real Property in the possession or control of the Seller; and

(f)

Additional Documents. Any additional documents that Buyer or the Title Company may reasonably require for the proper consummation of the transaction contemplated by this Agreement including a completed and executed Owner’s Certification and Gap Indemnity in the form attached hereto as Exhibit “C” and an executed Affidavit of Non-Production as to the Oil and Gas Leases listed as items 18 and 24 of the TitleCommitment substantially in the form attached hereto as Exhibit “D”.

5.4     Buyer’s Deliveries at Closing for the Property. Except as specified below, at Closing Date, Buyer shall deliver in escrow to the Title Company all documents that Seller or the Title Company may reasonably require for the proper consummation of the transaction contemplated by this Agreement.

5.5     Closing Statements. At Closing Date, Seller and Buyer shall deliver to the Title Company executed closing statements consistent with this Agreement in the form required by the Title Company.

ARTICLE 6. PRORATIONS AND CREDITS

6.1     Seller shall pay all taxes, general and special, and all installments of special assessments against the Real Property which are due and have accrued before the Current Tax Year (as defined below). Taxes and assessments for the tax year in which the Closing occurs (the “Current Tax Year”) will be prorated as of the Closing Date. If the amount of ad valorem taxes for the Current Tax Year is not available on the Closing Date, then taxes will be prorated on the basis of taxes assessed in the previous year. If the taxes for the Current Tax Year vary from the amount prorated at Closing, then the parties will adjust the prorations when the tax statements for the Current Tax Year become available. This Article 6 shall survive closing.

ARTICLE 7. MISCELLANEOUS

7.1     Assignment and Parties Bound. Buyer may not assign this Agreement without the prior written consent of Seller, and any such prohibited assignment shall be void. Seller may freely assign its interest in this Agreement by providing written notice of such assignment to Buyer. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective legal representatives, successors, assigns, heirs, and devisees of the parties.

7.2     Headings. The article and Section headings of this Agreement for convenience only and in no way limit or enlarge the scope or meaning of the language hereof.

7.3     Invalidity and Waiver. If any portion of this Agreement is held invalid or inoperative, then so far as is reasonable and possible the remainder of this Agreement shall be deemed valid and operative, and, to the greatest extent legally possible, effect shall be given to the intent manifested by the portion held invalid or inoperative. The failure by either party to enforce against the other any term or provision of this Agreement shall not be deemed to be a waiver of such party’s right to enforce against the other party the same or any other such term or provision in the future.

7.4     Governing Law and Jurisdiction. This Agreement shall, in all respects, be governed, construed, applied, and enforced in accordance with the law of the state of Kansas. The Parties hereby irrevocable, expressly and unconditionally submit to the jurisdiction of any Kansas State court, or Federal Court of the United States sitting within the state of Kansas, and any appellate court thereof in any action arising out of or relating to this Agreement, and hereby waive any right to any other forum to which they may be entitled by reason of their current or future domiciles or for any other reason.

7.5     Appointment of Agent for Process. Buyer’s Process Agent. Buyer hereby appoints The Corporation Company, Inc., 112 S.W. Seventh Street - Suite 3C, Shawnee County, Topeka, Kansas 66603 as its authorized agent (the “Buyer’s Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein that may be instituted in any State or U.S. federal court in Kansas by Seller, and expressly accepts the exclusive jurisdiction of any such court in respect of any such suit, action or proceeding . Service of process upon the Buyer’s Authorized Agent shall be deemed, in every respect, effective service of process upon the Buyer.

7.6     Survival. The provisions of this Agreement that expressly provide for performance after the Closing for the Property shall survive the Closing and shall not be deemed to be merged into or waived by the instruments of Closing for the Property.

7.7     No Third Party Beneficiary. This Agreement is not intended to give or confer any benefits, rights, privileges, claims, actions, or remedies to any person or entity as a third party beneficiary or otherwise.

7.8     Entirety and Amendments. This Agreement and the Asset Purchase Agreement embody the entire agreement between the parties and supersede all prior agreements and understandings relating to the Real Property. This Agreement may be amended or supplemented only by an instrument in writing executed by the party against whom enforcement is sought.

7.9     Time. Time is of the essence in the performance of this Agreement.

7.10     Attorney’s Fees. Should either party employ attorneys to enforce any of the provisions hereof, the party against whom any final judgment is entered agrees to pay the prevailing party all reasonable costs, charges, and expenses, including attorneys’ fees, expended or incurred in connection therewith.

7.11     Notices. All notices required or permitted hereunder shall delivered as provided in the Asset Purchase Agreement.

7.12     Calculation of Time Periods. Unless otherwise specified, in computing any period of time described herein, the day of the act or event after which the designated period of time begins to run is not to be included and the last day of the period so computed is to be included, unless such last day is a Saturday, Sunday or legal holiday for national banks in the location where the Real Property is located, in which event the period shall run until the end of the next day which is neither a Saturday, Sunday, or legal holiday. The last day of any period of time described herein shall be deemed to end at 5:00 p.m. Atchison time.

7.13     Execution in Counterparts. This Agreement may be executed in 2 or more counterparts, which may be delivered electronically, via facsimile or by other means. Each party may rely upon signatures delivered electronically or via facsimile as if such signatures were originals. Each party that delivers counterparts electronically or via facsimile shall endeavor thereafter to deliver counterparts containing original signatures to the other party; however, the failure to deliver counterparts containing original signatures shall not affect the validity of any counterparts previously delivered electronically or via facsimile. Each counterpart of this Agreement (or of any of the other documents referenced in this Agreement, as the case may be) shall be deemed to be an original thereof, and all such counterparts (including those delivered electronically or via facsimile), when taken together, shall constitute one and the same instrument.

7.14     Further Assurances. In addition to the acts and deeds recited herein and contemplated to be performed, executed and/or delivered by either party at Closing for the Property, each party agrees to perform, execute and deliver, but without any obligation to incur any additional liability or expense, on or after the Closing for the Property any further deliveries and assurances as may be reasonably necessary to consummate the transactions contemplated hereby or to further perfect the conveyance, transfer and assignment of the Real Property to Buyer.

7.15     Exhibits. The following exhibits are incorporated into this Agreement:

(a)	Real Property Description;

(b)	Special Warranty Deed;

(c)	Owner’s Certification and Gap Indemnity; and

(d)	Affidavit of Non-Production.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year written below.

[SIGNATURE PAGE FOLLOWS]

SELLER: NORTHWEST PIPE COMPANY an Oregon corporation By: _______________________________ Name: Scott Montross Title: President and Chief Executive Officer

BUYER:

ALMACENADORA AFIRME, S.A. DE C.V., ORGANIZACIÓN AUXILIAR DEL CRÉDITO, AFIRME GRUPO FINANCIERO

By: _______________________________

Name:_____________________________

Title:______________________________

[Title Company] has executed this Agreement in order to acknowledge receipt of an original of this Agreement.

By:__________________________________ Name:_______________________________ Title:________________________________ Date:________________________________

EXHIBIT “A”

(Real Property Description)

Real property in the City of Atchison, County of Atchison, State of Kansas, described as follows:

TRACT 1:

LOTS 1, 2, 3, 4, 5, 6, 7 AND 8 IN BLOCK 3, AS SHOWN BY PLAT ON FILE ON SLIDE 70 IN THE OFFICE OF THE REGISTER OF DEEDS OF ATCHISON COUNTY, KANSAS, OF THE TOWN OF SHANNON IN SAID COUNTY AND STATE DATED FEBRUARY 22, 1883.

TRACT 2:

LOT ONE (1) BLOCK TWO (2) SHANNON INDUSTRIAL PARK, A SUBDIVISION IN THE NORTH HALF OF SECTION 1, TOWNSHIP 6 SOUTH, RANGE 19 EAST, ATCHISON COUNTY, KANSAS, ACCORDING TO THE RECORDED PLAT THEREOF ON SLIDE 225 IN THE OFFICE OF THE REGISTER OF DEEDS OF ATCHISON COUNTY, KANSAS DATED FEBRUARY 10, 1998.

TRACT 3:

THE EAST 300.00 FEET OF LOT 4W, BLOCK 2, REPLAT OF LOTS 4 AND 7, SHANNON INDUSTRIAL PARK, A SUBDIVISION IN THE CITY OF ATCHISON, ATCHISON COUNTY, KANSAS, SHOWN AS TRACT II ON THE RECORDED LOT SPLIT PLAT ON SLIDE 312 IN THE OFFICE OF THE REGISTER OF DEEDS OF ATCHISON COUNTY, KANSAS DATED OCTOBER 31, 2008; AND

ALL OF LOT 4E , BLOCK 2, REPLAT OF LOTS 4 AND 7 SHANNON INDUSTRIAL PARK, A SUBDIVISION IN THE CITY OF ATCHISON, ATCHISON COUNTY, KANSAS ACCORDING TO THE RECORDED REPLAT THEREOF ON SLIDE 230 IN THE OFFICE OF THE REGISTER OF DEEDS OF ATCHISON COUNTY, KANSAS DATED APRIL 6, 2001; AND

ALL OF LOT 5, BLOCK 2, SHANNON INDUSTRIAL PARK, A SUBDIVISION IN THE NORTH HALF OF SECTION 1, TOWNSHIP 6 SOUTH, RANGE 19 EAST, ATCHISON COUNTY, KANSAS, ACCORDING TO THE RECORDED PLAT THEREOF ON SLIDE 225 IN THE OFFICE OF THE REGISTER OF DEEDS OF ATCHISON COUNTY, KANSAS DATED FEBRUARY 10, 1998.

TRACT 4:

COMMENCING AT THE NORTHWEST CORNER OF THE NORTHWEST FRACTIONAL ONE QUARTER (NW FR ¼) OF SECTION 1, TOWNSHIP 6 SOUTH, RANGE 19 EAST OF THE SIXTH PRINCIPAL MERIDIAN, ATCHISON COUNTY, KANSAS: THENCE NORTH 88°12'15" EAST (ASSUMED BEARING), 1292.56 FEET ALONG THE NORTH LINE OF SAID NW FR' ; THENCE LEAVING SAID NORTH LINE, SOUTH 1°35'56" EAST, 33.00 FEET TO A POINT ON THE SOUTHERLY RIGHT-OF-WAY (R/W) OF 286TH ROAD AND THE WEST R/W OF INDUSTRIAL PARK LANE, SAID POINT BEING THE TRUE POINT OF BEGINNING; THENCE SOUTH 1°35'56" EAST, 30.00 FEET TO A FOUND ½" INCH BAR WITH LS 507 ID CAP; THENCE SOUTH 89°33'47" WEST, 19.94 FEET TO A FOUND ½ INCH BAR WITH LS 507 ID CAP; THENCE SOUTH 1°48'40" EAST, 20.12 FEET TO A FOUND ½ INCH BAR WITH LS 507 ID CAP; THENCE NORTH 89°12'45" EAST, 19.86 FEET TO A FOUND 1/2 INCH BAR WITH LS 507 ID CAP ON THE WEST R/W LINE OF INDUSTRIAL PARK LANE; THENCE FOLLOWING SAID R/W LINE, SOUTH 1°35'56" EAST, 510.00 FEET; THENCE LEAVING SAID R/W SOUTH 88°12'15" WEST, 233.00 FEET; THENCE NORTH 1°35'56" WEST, 560.00 FEET TO A POINT ON THE SOUTH R/W OF 286TH ROAD; THENCE NORTH 88°12'15" EAST, 233.00 FEET TO THE POINT AND PLACE OF BEGINNING.

ALSO, COMMENCING AT THE NORTHWEST CORNER OF THE NORTHWEST FRACTIONAL ONE-QUARTER (NW FR ¼) OF SECTION 1, TOWNSHIP 6 SOUTH, RANGE 19 EAST OF THE SIXTH PRINCIPAL MERIDIAN, ATCHISON COUNTY, KANSAS; THENCE N 89°55'27" E (ASSUMED BEARINGS) 1292.56 FEET ALONG THE NORTH LINE OF SAID NW FR ¼; THENCE S 0°06'45" W, 63.00 FEET TO THE TRUE POINT OF BEGINNING: THENCE CONTINUING S 0°06'45" W, 20.00 FEET; THENCE N 89°53'15" W, 20.00 FEET; THENCE N 0°06'45" E, 20.00 FEET; THENCE S 89°53'15" E, 20.00 FEET TO THE POINT AND PLACE OF BEGINNING.

APN: 003-081-01-0-00-00-007.00.0 and 003-081-01-0-00-00-010.00-0 and 003-081-01-0-00-00-011.03- and 003-081-01-0-00-00-012.06-0

EXHIBIT “B”

(Form of Special Warranty Deed)

EXHIBIT “C”

(Form of Owner’s Certification and Gap Indemnity)

EXHIBIT “D”

(Form of Affidavit of Non-Production)